SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                 Report on Form 6-K for the month of March 2003

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F   X   Form 40-F
                                   -----          -----

         Enclosures:

         1. A notification dated 4 March 2003 advising of the resignation of G Lundberg as a non-executive director of The BOC Group plc and the appointment of C O'Donnell as senior independent director of The BOC Group plc.
         2. A notification dated 7 March 2003 advising of the cancellation of options by K Rajagopal, a director of the Company, under The BOC Group plc Save As You Earn Scheme 2002.
         3. A notification dated 7 March 2003 advising details of the grant of options to K Rajagopal, a director of the Company, under The BOC Group plc Save As You Earn Scheme 2003.
         4. A notification dated 11 March 2003 advising of the acquisition by BOC Canada Limited of Air Products' packaged gases business in Canada.

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 4 MARCH 2003
                  AT 14.35 HRS UNDER REF: PRNUK-0403031434-AFB0


4 March 2003



                             BOC Group Board changes


                Goran Lundberg resigns as non-executive director
              Chris O'Donnell appointed senior independent director

Goran Lundberg has today resigned as a non-executive director of The BOC Group. Mr Lundberg is chairman of three companies in Sweden and is also involved with three venture capital companies. He said, "Because of my responsibilities elsewhere in Europe I do not believe I will have the capacity to fulfil satisfactorily my responsibilities to BOC over the coming year".

Rob Margetts, chairman of The BOC Group said, "I would like to thank Goran for his contribution to BOC. The experience and wisdom he has brought to our discussions have been much valued. Chris O'Donnell is appointed his successor as senior independent director. I am delighted that we will have someone of Chris' experience and capability in this important role".


Note to editors: Chris O'Donnell


         Chris O'Donnell was appointed a non-executive director of The BOC Group in March 2001. He is chief executive of Smith & Nephew having previously held senior appointments with Davy Ashmore, Vickers Limited and C R Bard Inc. He has an honours degree in mechanical engineering from Imperial College, London and an MBA from the London Business School. He is a chartered engineer and a member of the Institution of Mechanical Engineers.


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Contact:              Christopher Marsay, Group Manager - Investor Relations
--------------------------------------------------------------------------------
                      Tel: 01276 477222 (International +44 1276 477222)
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                                                                     Page 2 of 9

   The BOC Group plc Announcement released to a Regulatory Information Service at 15.18 hrs on 7 March 2003 under ref no PRNUK-0703031516-390A


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.
--------------------------------------------------------------------------------
1.   Name of company                      2.  Name of director

--------------------------------------------------------------------------------
     THE BOC GROUP plc                        KRISHNAMURTHY RAJAGOPAL
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
3.   Please state whether notification    4.  Name of the registered holder(s)
     indicates that it is in respect of       and, if more than one holder, the
     holding of the shareholder named         number of shares held by each of
     in 2 above or in respect of a            them (if notified)
     non-beneficial interest or in the
     case of an individual holder if it
     is a holding of that person's
     spouse or children under the age
     of 18 or in respect of a
     non-beneficial interest
--------------------------------------------------------------------------------
     IN RESPECT OF A HOLDING OF THE           KRISHNAMURTHY RAJAGOPAL
     DIRECTOR IN 2 ABOVE
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
5.   Please state whether notification    6.  Please state the nature of the
     relates to a person(s) connected         transaction. For PEP transactions
     with the director named in 2 above       please indicate whether
     and identify the connected               general/single co PEP and if
     person(s)                                discretionary/non discretionary
--------------------------------------------------------------------------------
     N/A                                      CANCELLATION OF OPTION UNDER SAYE
                                              2002 SCHEME
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
7.   Number of        8.  Percentage of   9.  Number of     10.  Percentage of
     shares/amount        issued class        shares/amount      issued class
     of stock                                 of stock
     acquired                                 disposed
--------------------------------------------------------------------------------
     N/A                  N/A                 OPTION             LESS THAN 0.1%
                                              OVER 362
                                              SHARES
                                              CANCELLED
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
11.  Class of         12. Price per       13. Date of       14.  Date
     security             share               transaction        company
                                                                 informed
--------------------------------------------------------------------------------
    ORDINARY SHARES       N/A                 21 FEBRUARY        21 FEBRUARY
    OF 25P EACH                               2003               2003
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
15.  Total holding following this         16. Total percentage holding of issued
     notification                             class following this notification
--------------------------------------------------------------------------------
     14,416 ORDINARY SHARES                   LESS THAN 0.1%
     566,858 OPTIONS
--------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.
--------------------------------------------------------------------------------
17.  Date of grant                        18. Period during which or date on
                                              which options exercisable
--------------------------------------------------------------------------------
     N/A                                      N/A
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
19.  Total amount paid (if any) for       20. Description of shares or
     grant of the option                      debentures involved: class, number
--------------------------------------------------------------------------------
     N/A                                      N/A
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
21.  Exercise price (if fixed at time     22. Total number of shares or
     of grant) or indication that price       debentures over which options held
     is to be fixed at time of exercise       following this notification
--------------------------------------------------------------------------------
     N/A                                      N/A
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
23.  Any additional information           24. Name of contact and telephone
                                              number for queries
--------------------------------------------------------------------------------
     N/A                                      SARAH LARKINS 01276 807383
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
25. Name and signature of authorised company official responsible for making this notification

     SARAH LARKINS, COMPANY SECRETARIAL ASSISTANT
     Date of notification ____7 MARCH 2003_________________
--------------------------------------------------------------------------------

 The BOC Group plc Announcement released to a Regulatory Information Service at
          15.27 hrs on 7 March 2003 under ref no PRNUK-0703031523-1AAE

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


All relevant boxes should be completed in block capital letters.
--------------------------------------------------------------------------------
1.   Name of company                      2.  Name of director
--------------------------------------------------------------------------------
     THE BOC GROUP plc                        KRISHNAMURTHY RAJAGOPAL
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
3.   Please state whether notification    4.  Name of the registered holder(s)
     indicates that it is in respect of       and, if more than one holder, the
     holding of the shareholder named         number of shares held by each of
     in 2 above or in respect of a            them (if notified)
     non-beneficial interest or in the
     case of an individual holder if it
     is a holding of that person's
     spouse or children under the age
     of 18 or in respect of a
     non-beneficial interest
--------------------------------------------------------------------------------
     IN RESPECT OF A HOLDING OF THE           KRISHNAMURTHY RAJAGOPAL
     DIRECTOR IN 2 ABOVE
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
5.   Please state whether notification    6.  Please state the nature of the
     relates to a person(s) connected         transaction. For PEP transactions
     with the director named in 2 above       please indicate whether
     and identify the connected               general/single co PEP and if
     person(s)                                discretionary/non discretionary
--------------------------------------------------------------------------------
     N/A                                      GRANT OF OPTION UNDER SAYE
                                              2003 SCHEME
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
7.   Number of        8.  Percentage of   9.  Number of     10.  Percentage of
     shares/amount        issued class        shares/amount      issued class
     of stock                                 of stock
     acquired                                 disposed
--------------------------------------------------------------------------------
     N/A                  N/A                 N/A                N/A
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
11.  Class of         12. Price per       13. Date of       14.  Date
     security             share               transaction        company
                                                                 informed
--------------------------------------------------------------------------------
     ORDINARY SHARES       N/A                7 MARCH 2003       7 MARCH 2003
     OF 25P EACH
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
15.  Total holding following this         16. Total percentage holding of issued
     notification                             class following this notification
--------------------------------------------------------------------------------
     14,416 ORDINARY SHARES                   LESS THAN 0.1%
     569,211 OPTIONS
--------------------------------------------------------------------------------


If a director has been granted options by the company please complete the following boxes.
--------------------------------------------------------------------------------
17.  Date of grant                        18. Period during which or date on
                                              which options exercisable
--------------------------------------------------------------------------------
     7 MARCH 2003                             1 MAY 2008 - 31 OCTOBER 2008
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
19.  Total amount paid (if any) for       20. Description of shares or
     grant of the option                      debentures involved: class, number
--------------------------------------------------------------------------------
     N/A                                      ORDINARY SHARES OF 25P EACH, 2353
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
21.  Exercise price (if fixed at time     22. Total number of shares or
     of grant) or indication that price       debentures over which options
     is to be fixed at time of exercise       held following this notification
--------------------------------------------------------------------------------
     698P                                     569,211 OPTIONS OVER
                                              ORDINARY SHARES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
23.  Any additional information           24. Name of contact and telephone
                                              number for queries
--------------------------------------------------------------------------------
     N/A                                      SARAH LARKINS 01276 807383
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
25. Name and signature of authorised company official responsible for making this notification

     SARAH LARKINS, COMPANY SECRETARIAL ASSISTANT
     Date of notification ____7 MARCH 2003_________________
--------------------------------------------------------------------------------

   THE BOC GROUP plc ANNOUNCEMENT RELEASED TO A REGULATORY INFORMATION SERVICE
                                ON 11 MARCH 2003
                  AT 08.32 HRS UNDER REF: PRNUK-1103030830-6D27


11 March 2003

         BOC to acquire Air Products' packaged gases business in Canada


         (Windlesham, UK, 11 March 2003) The BOC Group announced today that its subsidiary, BOC Canada Limited, has agreed to purchase the Canadian packaged gas and related welding equipment business of Air Products (NYSE: APD). The purchase price will be approximately Can$60 million in cash, which will be funded through local borrowings. An additional Can$5 million could become payable if certain performance conditions are achieved over the next three years.

         The acquisition is subject to various conditions including approval from the Canadian regulatory authorities.

         The acquisition of Air Products' business will add approximately Can$70 million to BOC's existing compressed gas business in Canada. It will add four filling plants and 25 branch and administrative locations and BOC will be able to provide products and services to more customers over a wider area. BOC has been serving its Canadian customers since the early 1950's, first as Canadian Oxygen Limited before changing the name to BOC Canada Limited in 1996. The company has established a strong reputation for good customer service and high quality products.

         Tony Isaac, chief executive of The BOC Group, commented, "We are impressed with the Air Products business in Canada, and are pleased to purchase these facilities and welcome to BOC the employees who work at these sites. The acquisition reinforces BOC's commitment to the Canadian market and will enable us to provide a wider range of products and services."

Contact: Christopher Marsay, Group Manager - Investor Relations Tel. 01276 477222 (International +44 1276 477222)

         Note for editors
         ----------------
         The BOC Group, which serves two million customers in more than 50 countries, is one of the largest and most global of the world's leading gases companies. It employs more than 46,000 people worldwide and had annual sales of over (pound)4 billion in 2002. Further information about The BOC Group may be obtained on the Internet at http://www.boc.com

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: April 1, 2003


                                    By:  /s/   David Kinnair
                                        ----------------------------------------
                                        Name:  David Kinnair
                                        Title: Assistant Company Secretary